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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DOVER INVESTMENTS CORPORATION
(Name of Subject Company)

DOVER INVESTMENTS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202
(CUSIP Number of Class of Securities)

John Gilbert
Chairman of the Special Committee of the Board of Directors
Dover Investments Corporation
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0414
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Bruce Alan Mann
Michele Beth Wayne
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

        This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dover Investments Corporation, a Delaware corporation ("Dover" or the "Company"), with the U.S. Securities and Exchange Commission on September 23, 2004, as amended by Amendment No. 1 to Schedule 14D-9 filed on October 13, 2004 related to the tender offer by Dover Acquisition Corp., a Delaware corporation (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust to purchase all the outstanding shares of Class A common stock, par value $.01 and all the outstanding shares of Class B common stock, par value $.01 (other than those held by the Purchaser) of Dover at a price of $31.30 per share. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Schedule 14D-9.

Items 2-4 & 6.

        The Offer Price has been increased from $30.50 per Share to $31.30 per Share, net to the seller in cash, without interest. The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Wednesday, December 15, 2004.

        Items 2, 4& 6 of the Schedule 14D-9 are hereby amended and supplemented by the following:

          In order to reflect the increased Offer Price, "$30.50" shall be replaced in the Schedule 14D-9, as appropriate, with "$31.30."

        In Item 4(a), the first paragraph, second sentence is amended and restated as follows:

          "As of the date hereof, the members of the Special Committee held an aggregate of 14,560 Shares and as of the date just prior to the expiration of the Offer, vested options to purchase an aggregate of 5,500 Shares."

Items 3 and 6.

        The Schedule 14D-9, in "Interests of Certain Persons in the Offer and Merger" and "Interests in the Securities in the Subject Company" are hereby amended by adding at the end thereof the following new paragraphs:

          (1)   "Due to the increase in the Offer Price announced on October 22, 2004 and the extension of the Offer to December 15, 2004, the number of Shares underlying vested options held by Mr. Addison is 1,000 and such options have an average exercise price of $16.91 per Share. The amount to be paid to Mr. Addison is approximately $14,400 under the option termination agreement."

          (2)   "Due to the increase in the Offer Price announced on October 22, 2004 the amount to be paid to Mr. Wood is approximately $19,850, the amount to be paid to Mr. Gilbert is approximately $62,300 and the amount to be paid to Ms. Kleczek is approximately $522,700 under the respective option termination agreements."

Item 8. Additional Information.

        The information set forth in Item 8 of the Schedule 14D-9 under the caption "Stockholder Litigation" is hereby amended and supplemented by adding at the end of the section entitled "Stockholder Litigation" the following:

          (1)   "On October 22, 2004, the Trust, the Purchaser and the other defendants in the Chiarenza Litigation entered into a memorandum of understanding with the plaintiff in such class action to settle the pending Chiarenza litigation (the "Memorandum of Understanding"). Under

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  the terms of the Memorandum of Understanding, the Purchaser has stated its intention to agree to an offer price of no less than $31.30 per Share and to pay and not object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $225,000. Under the terms of the Memorandum of Understanding, the Chiarenza Litigation plaintiffs have stated an intention to have the pending Chiarenza Litigation settled and dismissed as to the plaintiff and the putative plaintiff class. The Company and the individual members of the Special Committee continue to deny all of the allegations of wrongdoing contained in the original complaint and in the First Amended Complaint filed in the Chiarenza Litigation. In addition, the proposed settlement is not, and should not be construed as, an admission of wrongdoing or liability of any defendant. The proposed settlement is subject to, among other things, the approval of the Delaware Court of Chancery."

Item 9. Materials to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Letter of Transmittal to Series A Stockholders*
(a)(1)(B)	Letter of Transmittal to Series B Stockholders*
(a)(2)	Offer to Purchase, dated September 23, 2004*
(a)(5)(A)	Leeward Investments, LLC Letter, dated February 18, 2000*
(a)(5)(B)	Leeward Investments, LLC Letter, dated May 15, 2003*
(a)(5)(C)	California Investment Fund, LLC Letter, dated August 18, 2003*
(a)(5)(D)	California Investment Fund, LLC Letter, dated September 18, 2002*
(a)(5)(E)	West Financial Group Letter, dated June 15, 2003*
(a)(5)(F)	West Financial Group Letter, dated October 29, 2003*
(a)(6)	Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004
(c)(1)	Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004*
(c)(2)	Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004*
(c)(3)	Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004*
(d)(1)	Form of Subscription Agreement*
(d)(2)	Form of Option Termination Agreement*
(d)(3)	Kleczek Option Termination Agreement*
(d)(4)	Option Termination Letter, dated October 22, 2004
(e)(1)	Memorandum of Understanding, dated October 22, 2004

*
Previously filed as an exhibit to Dover's Schedule 14D-9 filed with the SEC on September 23, 2004.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: October 25, 2004

By:	/s/ JOHN GILBERT
Name:	John Gilbert
Title:	Chairman of the Special Committee of the Board of Directors

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Letter of Transmittal to Series A Stockholders*
(a)(1)(B)	Letter of Transmittal to Series B Stockholders*
(a)(2)	Offer to Purchase, dated September 23, 2004*
(a)(5)(A)	Leeward Investments, LLC Letter, dated February 18, 2000*
(a)(5)(B)	Leeward Investments, LLC Letter, dated May 15, 2003*
(a)(5)(C)	California Investment Fund, LLC Letter, dated August 18, 2003*
(a)(5)(D)	California Investment Fund, LLC Letter, dated September 18, 2002*
(a)(5)(E)	West Financial Group Letter, dated June 15, 2003*
(a)(5)(F)	West Financial Group Letter, dated October 29, 2003*
(a)(6)	Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004
(c)(1)	Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004*
(c)(2)	Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004*
(c)(3)	Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004*
(d)(1)	Form of Subscription Agreement*
(d)(2)	Form of Option Termination Agreement*
(d)(3)	Kleczek Option Termination Agreement*
(d)(4)	Option Termination Letter, dated October 22, 2004
(e)(1)	Memorandum of Understanding, dated October 22, 2004

*
Previously filed as an exhibit to Dover's Schedule 14D-9 filed with the SEC on September 23, 2004.

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QuickLinks

INTRODUCTION
  Items 2-4 & 6.
  Items 3 and 6.
  Item 8. Additional Information.
  Item 9. Materials to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX